EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Expense Cap/Reimbursement Agreement (this “Agreement”) is entered into as of the 1st day of November, 2017, between RMB Capital Management, LLC, a Delaware limited liability company (the “Adviser”) and IronBridge Funds, Inc. (the “Corporation”),  on behalf of IronBridge Small Cap Fund, IronBridge SMID Cap Fund, and IronBridge  Large Cap Fund (collectively the “Funds”) and individually a “Fund”).

WHEREAS, the Adviser assumed, by novation effective as of June 24, 2017, all of the duties, obligations, rights and responsibilities of IronBridge Capital Management,     L.P., the previous investment adviser to the Funds, under that certain Expense Cap/Reimbursement Agreement, continuing in effect through November 1, 2017.

WHEREAS, the Adviser desires to continue to contractually agree to waive a portion of its advisory fee and/or reimburse certain of the Funds’ operating expenses to ensure that the Funds’ total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement (the “Investment Advisory Agreement”), between the Corporation on behalf of the Funds and the Adviser, and/or assume expenses for the Funds to the extent necessary to ensure that each Fund’s  total operating expenses, excluding taxes, interest, brokerage commissions and other      costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Funds’ investments in other investment companies) and other extraordinary expenses, do not exceed the following percentages on an annual basis of       the average daily net assets attributable to the Funds’ shares:

IronBridge Small Cap Fund	1.10%
IronBridge SMID Fund	0.95%
IronBridge Large Cap Fund	0.80%

The Adviser shall be entitled to recoup such amounts from a Fund for a period of   up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for that Fund; provided, however that no such recoupment shall cause any particular Fund’s expenses to exceed the then-effective expense cap amount, if any.

This Agreement shall continue in effect through November 1, 2018, and shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal. Notwithstanding the preceding sentence, this Agreement may not be terminated with respect to any Fund prior to November 1, 2018 unless such termination is approved    by the Corporation’s Board of Directors or the shareholders of the Fund in question.

[Signature page immediately follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

RMB CAPITAL MANAGEMENT, LLC

By:	/s/Walter H. Clark
Name:	Walter H. Clark
Its:	COO

IRONBRIDGE FUNDS, INC.

By:	/s/John Davis
Name:	John Davis
Its:	President